THE MIAMI EXPERIENCE

Ford



WE ARE BUILDING A
SELF-DRIVING SERVICES PLATFORM
IN PARTNERSHIP WITH CITIES AROUND
THE WORLD



SELF-DRIVING SERVICES CAN ALLEVIATE MANY OF THE **TRANSPORTATION PAIN POINTS** THAT PEOPLE AND BUSINESSES FACE IN CITIES TODAY





RIDE HAILING PAIN POINTS TODAY



INCONSISTENT EXPERIENCE



UNRELIABLE ETA



INCONSISTENT DRIVER BEHAVIOR



LOCATION ACCURACY



SAFETY + SECURITY



COST





DELIVERY PAIN POINTS TODAY











HIGH INSURANCE RATES

FLUCTUATING FUEL PRICES

DRIVER COST

UNDER-UTILIZED VEHICLE ASSET

MAINTENANCE COSTS

WE'RE ADDRESSING THESE
CUSTOMER PAIN POINTS





**AFFORDABLE,
FULL-SERVICE TRANSPORTATION
SOLUTIONS**



**THAT FREE PEOPLE AND
BUSINESSES TO ACHIEVE THEIR
FULLEST POTENTIAL**

THE CURRENT DISCUSSION

SELF-DRIVING SYSTEM

WHAT IT MEANS



CAPABLE SELF-DRIVING TECHNOLOGY

BUILDING BLOCKS



GO TO MARKET APPROACH



SUPPLY | OPERATIONS | DEMAND

VEHICLE | SELF-DRIVING SYSTEM | FLEET MANAGEMENT | ORCHESTRATION | CUSTOMER | SERVICES

WHAT IT MEANS

SCALE VEHICLE PLATFORM | CAPABLE SELF-DRIVING TECHNOLOGY | EFFICIENT VEHICLE SERVICES | OPTIMIZED DISPATCH, ROUTING + PAYMENT | DIVERSE SOURCES OF DEMAND | ENHANCED USER EXPERIENCE

BUILDING BLOCKS

TRANSPORTATION MOBILITY CLOUD

FORD AV
KEY DIFFERENTIATORS

 PURPOSE-BUILT **VEHICLES**

 PARTNER-DRIVEN **DEMAND**

 ARGO'S SELF-DRIVING **SYSTEM**

 ENHANCED **USER EXPERIENCE**

 DESIGNED FOR **MAXIMUM UPTIME**

 CITY **RELATIONSHIPS**



PURPOSE-BUILT
VEHICLES



Purpose-built AV for scale launch in 2021



Flexible to serve multiple use cases





Commercial durability



Integrated for safety

FORD WILL LAUNCH ITS FIRST COMMERCIAL GRADE AV IN 2021

 ARGO'S
SELF-DRIVING SYSTEM



Building for Scale



City Specific





Systems Integration



Naturalistic Driving



**CAPABLE
SELF-DRIVING TECHNOLOGY**



DESIGNED FOR
MAXIMUM UPTIME



BEV vs. HEV

Hybrid Electric



Optimal Terminal
Location





Vehicle Durability



Efficient Routing
+ Dispatch



UTILIZATION DRIVES
PROFITABILITY

 PARTNER-DRIVEN
DEMAND



DIVERSE DEMAND CREATION THROUGH PARTNERSHIPS



ENHANCED
USER EXPERIENCE









RESEARCH
VEHICLE
SELF-DRIVING
SELF-DRIVING
DELIVERY
VEHICLE
LARGE

START HERE
EXPERIMENT

RESEARCH VEHICLE
self-driving delivery service
Miami

Vehículo de Investigación

CREATING BUSINESSES

+

USER TESTING

=

ENHANCED AV EXPERIENCE



LONG STANDING
CITY RELATIONSHIPS



COLLABORATING WITH CITIES TO SOLVE THEIR UNIQUE NEEDS

TOTAL ADDRESSABLE MARKET
BY 2026



$130B
Last Mile Goods Delivery

$202B
Ride Hail

$332 BILLION AND GROWING

Source: Frost and Sullivan; Morgan Stanley

GROWING SCALE - CITY BY CITY

LOCAL SCALE DRIVES PROFITS

MIAMI
PLANNED SERVICE AREAS


Boca Raton
Boca del Mar
Deerfield Beach
Coral Springs
Coconut Creek
Margate
Pompano Beach
Tamarac
Sunrise
Lauderhill
Fort Lauderdale
Weston
Plantation
Davie
Pembroke Pines
Hollywood
Hallandale
Miramar
Norland
Aventura
Country Club
Miami Lakes
North Miami Beach
Carol City
North Miami
Hialeah
West Little River
Doral
Miami Beach
Fontainbleau
Coral Terrace
Miami
Tamiami
Kendall West
Coral Gables
Kendall
The Crossings
Richmond West
Cutler Ridge
PHASE 1
PHASE 2
PHASE 3
PHASE 4

D.C.
PLANNING UNDERWAY


Columbia
Germantown
MD 32
Gaithersburg
Olney
Derwood
Laurel
Rockville
Aspen Hill
Fairland
South Laurel
Travilah
Glenmont
Calverton
Wheaton
Beltsville
Potomac
Four Corners
Greenbelt
Silver Spring
Glenn Dale
Chillum
College Park Airport
Seabrook
Wolf Trap
McLean
Landover
Tysons
Washington
Mitchellville
Idylwood
Kettering
West Falls Church
Suitland
Annandale
Hillcrest Heights
Westphalia
Alexandria
Camp Springs
Springfield
Joint Base Andrews
Burke
Clinton
Groveton
Rosaryville
Woodlawn
Potomac Airfield
Fort Washington
Lorton
Accokeek

CONTINUOUS LEARNING + SCALE



MORE CITIES
MORE PARTNERS
MIAMI SMALL
DELIVERY/ PEOPLE
SCALED
OPERATING
AREA
BROADER
OPERATING
AREA
DATA LEARNING
MORE DATA LEARNING
SERVICES
+
PRODUCTS
BETTER
SERVICE
BETTER
PRODUCTS

CREATING COMPETITIVE ADVANTAGE

CHANGING ECONOMICS



$ / Mile

Today

With Ford AV

~$2.50

Customer pays for ride hail or delivery

~$1.00

Ford AV Profit
DIGITAL CONTENT
TRANSPORTATION
SERVICES

Ford AV Costs

PARTNER FEE
VEHICLE + SDS DEPRECIATION +
FINANCING
FUEL
OTHER FLEET MANAGEMENT
SG&A

EVERY MILE IS PROFITABLE

SCALE PRODUCTION DEPLOYMENT BY 2021

2018

Partnership Platform
✔ Expand business model and user experience pilots with strategic partners

Launch Cities 1 & 2
✔ Establish terminal operations or Fleet management

Technology Development
✔ Grow prototype test fleet

2019 - 2020

Partnership Platform
· Diversify partner network including small business

Launch Cities
· Expand footprint to additional cities
+ Add additional Terminals in existing cities

Technology Development
· Employees and public in vehicles with safety driver
+ Connecting to customer APIs enabled by TMC
+ Test Digital Services

2021

Scale

Production

Deployment

THE

MIAMI

EXPERIENCE

Ford

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Ford's long-term competitiveness depends on the successful execution of fitness actions;
- Industry sales volume, particularly in the United States, Europe, or China, could decline if there is a financial crisis, recession, or significant geopolitical event;
- Ford's new and existing products and mobility services are subject to market acceptance;
- Ford's results are dependent on sales of larger, more profitable vehicles, particularly in the United States;
- Ford may face increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in commodity prices, foreign currency exchange rates, and interest rates can have a significant effect on results;
- With a global footprint, Ford's results could be adversely affected by economic, geopolitical, protectionist trade policies, or other events;
- Ford's production, as well as Ford's suppliers' production, could be disrupted by labor disputes, natural or man-made disasters, financial distress, production difficulties, or other factors;
- Ford's ability to maintain a competitive cost structure could be affected by labor or other constraints;
- Pension and other postretirement liabilities could adversely affect Ford's liquidity and financial condition;
- Economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns) could be worse than Ford has assumed;

- Ford's vehicles could be affected by defects that result in delays in new model launches, recall campaigns, or increased warranty costs;
- Safety, emissions, fuel economy, and other regulations affecting Ford may become more stringent;
- Ford could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- Ford's receipt of government incentives could be subject to reduction, termination, or clawback;
- Operational systems, security systems, and vehicles could be affected by cyber incidents;
- Ford Credit's access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Ford Credit could experience higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Ford Credit could face increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- Ford Credit could be subject to new or increased credit regulations, consumer or data protection regulations, or other regulations.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2017, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.